UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number: 001-41559

NWTN INC.
(Translation of registrant’s name into English)

c/o Alan Nan Wu

Office 114-117, Floor 1,

Building A1,

Dubai Digital Park, Dubai Silicon Oasis,

Dubai, UAE
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Joint Venture Agreement

On January 14, 2025, NWTN Inc., a Cayman Islands exempted company (the “Company” or “NWTN”), entered into a Joint Venture Agreement (the “Agreement”) with W Motors Automotive Group Holding Limited (“W Motors”) to establish a joint venture company (the “JV Company”) to engage in the businesses of automobile modification and customizations, vehicle distribution, sale of after-sales auto parts and provision of car services.

The Agreement outlines the structure and operations of the new JV Company. Pursuant to the Agreement, NWTN will hold a majority stake of 51% in the JV Company, while W Motors will hold the remaining 49%. As part of their contributions, NWTN will provide intellectual property valued at $100 million, including patents, software, and related technologies. W Motors, on the other hand, will contribute its existing police vehicle and modification business, encompassing market channels, contracts, and equipment, valued at $100 million.

Pursuant to the Agreement, the JV Company will have a Board of Directors appointed by both parties, with NWTN appointing the Chairperson and a total of 3 directors (including the Chairperson) and W Motors appointing a total of 2 directors. W Motors will appoint the General Manager of the JV Company, while NWTN and W Motors will jointly nominate the Chief Financial Officer. Financial management of the JV Company will be conducted independently, adhering to applicable accounting standards. Profits will be distributed in proportion to shareholding after deducting taxes and statutory reserves. Both parties will receive quarterly financial reports to ensure transparency and proper oversight.

The foregoing summary of the Agreement is not complete and is subject to, and qualified in its entirety by, the provisions of the Agreement, which are filed as Exhibit 10.1 to this Report on Form 6-K and is incorporated herein by reference.

On January 14, 2025, the Company issued a press release announcing the entry of the Agreement. A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K and is incorporated herein by reference.

EXHIBIT INDEX

Number	Description of Exhibit

10.1	Joint Venture Agreement, dated January 14, 2025, by and between NWTN Inc. and W Motors Automotive Group Holding Limited
99.1	Press Release, dated January 14, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 14, 2025	NWTN INC.

	By:	/s/ Alan Nan Wu
	Name:	Alan Nan Wu
	Title:	Chief Executive Officer, Executive Director and Chairman

2